Exhibit 12.1

Chiasma Inc.

Computation of Ratio of Earnings to Fixed Charges

	12/31/2017	12/31/2016	12/31/2015	12/31/2014	12/31/2013
	(dollars in thousands)
Fixed Charges:
Interest expense	$131	$264	$349	$27	$1,066
Interest expense on portion of rent expense representative of interest	76	98	28	24	27

Total Fixed Charges	$207	$362	$377	$51	$1,093

Earnings (loss):
Pre-tax income (loss) from continuing operations	$(27,416)	$(60,764)	$(35,747)	$(1,835)	$37,405
Fixed charges per above	207	362	377	51	1,093

Total earnings (loss)	$(27,209)	$(60,402)	$(35,370)	$(1,784)	$38,498

Ratio of earnings to fixed charges	N/A	N/A	N/A	N/A	35.22

Deficiency of earnings available to cover fixed charges	$(27,416)	$(60,764)	$(35,747)	$(1,835)	$37,405

Preferred share dividend requirements	$—	$—	$—	$—	$—
Total combined fixed charges and preferred share dividends	$207	$362	$377	$51	$1,093

Ratios of earnings to combined fixed charges and preferred share dividends	N/A	N/A	N/A	N/A	35.22

Deficiency of earnings available to cover fixed charges and preferred share dividend requirements	N/A	$(60,764)	$(35,747)	$(1,835)	$37,405